As filed with the Securities and Exchange Commission on June 22, 2004 File No. 333-116043

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 _____________________

Amendment No. 1 to FORM S-3 REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 _____________________

CERTIFIED SERVICES, INC. (Exact name of registrant as specified in its charter)

NEVADA __________________	88-0444079 ____________________
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

5101 N.W. 21st Avenue
Fort Lauderdale, Florida 33309
(954) 315-2330
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)
___________________

National Registered Agents, Inc. of NV
100 East William Street
Suite 204
Carson City, Nevada 89701
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter Campitiello, Esq.
Levy & Boonshoft, P.C.
477 Madison Avenue
New York, New York 10022
(212) 751-1414

Approximate date of commencement of proposed sale to the public:  FROM TIME TO TOME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to	Proposed Maximum Amount to	Proposed Maximum Offering Price	Amount of Aggregate	Amount of
Be Registered	Be Registered(1)	Per Share(4)	Offering	Registration Fee(s)

Common Stock, $0.001 par value, underlying Convertible Note	$13,370,000 (2)	$1.05	$14,038,500	$1,778.68

Common Stock, $0.001 par value, underlying warrants	2,250,000 (3)	$1.05	$2,362,500	$299.33

Total	15,620,000	$1.05	$16,401,000	$2,078.01

(1)	In the event of a stock split, stock dividend, or similar transaction involving common stock of the registrant, in order to prevent dilution, the number of shares registered shall be automatically increased to cover the additional shares in accordance with Rule 416(a) under the Securities Act. This registration statement covers an aggregate of 15,620,000 shares.

(2)	Represents 125% of the number of shares that are issuable to the selling security holders following the conversion of interest on and/or principal of a convertible note held by the selling security holder. If our good faith estimate is incorrect and we determine that additional common stock will be required to cover all principal and interest payments, we will be required to file a new registration statement to register any such additional shares.

(3)	Represents 125% of the number of shares underlying the April 15, 2004 Warrant.

(4)	Estimated solely for the purpose of calculating the registration fee as determined in accordance with Rule 457(c) under the Securities Act based on the average of the high and low sales prices per share as reported on Over the Counter Bulletin Board on May 21, 2004.

(5)	A registration fee of $2,078.01 was paid prior to the initial filing of this registration statement.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING UNDER SECTION 8(a), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SECURITY HOLDERS IDENTIFIED IN THIS PROSPECTUS MAY NOT SELL SECURITIES UNDER THIS PROSPECTUS UNTIL THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART BECOMES EFFECTIVE.

PROSPECTUS	SUBJECT TO COMPLETION DATED MAY 25, 2004

CERTIFIED SERVICES, INC.

15,620,000 SHARES OF COMMON STOCK

The shares of our common stock being offered under this prospectus are being offered by selling security holders identified in this prospectus for their own accounts. Our common stock trades on Over the Counter Bulletin Board under the symbol "CSRV" The last reported sale price of our common stock on May 21, 2004, was $1.05 per share.

Our principal offices are located at 5101 NW 21st Avenue, Fort Lauderdale, Florida 33309 and our telephone number is (954) 315-2300.

_________________

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. PLEASE SEE "RISK FACTORS" BEGINNING ON PAGE 20. _________________

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE
SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE
WHERE THE OFFER OR SALE IS NOT PERMITTED.

The date of this prospectus is May__, 2004.

PROSPECTUS SUMMARY

This summary highlights some information from this prospectus. Because it is a summary, it necessarily does not contain all of the information necessary to your investment decision. To understand this offering fully, you should read carefully the entire prospectus, especially the risks of investing in our common stock discussed under "Risk Factors."

This prospectus covers the resale of: (i) up to 15,620,000 shares of our common stock that may become issuable upon conversion of a convertible promissory note dated April 15, 2004, in the principal amount of $8,500,000 that we issued in connection with a strategic financing with Laurus Master Fund, Ltd.; (ii) up to 2,250,000 shares of our common stock that are issuable upon exercise of a warrant dated April 15, 2004 pursuant to the financing with Laurus Master Fund, Ltd.

OUR COMPANY

Cautionary Note Regarding Forward-Looking Statements

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Certified Services, Inc. ("Certified" or the "Registrant") is hereby providing cautionary statements identifying important factors that could cause the Registrant's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Reform Act) made by or on behalf of the Registrant herein, in other filings made by the Registrant with the Securities and Exchange Commissions, in press releases or other writings, or orally, whether in presentations, in response to questions or otherwise. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "will result," "are expected to," "anticipated," "plans," intends," "will continue," "estimated," and "projection") are not historical facts and may be forward-looking and, accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Registrant to be materially different from any future results or performance expressed or implied by such forward-looking statements. Such known and unknown risks, uncertainties and other factors include, but are not limited to, the following:

(i)	volatility of costs of workers' compensation insurance coverage and profits generated from the workers' composition component of the Registrant's service offering under the Registrant's loss sensitive workers' compensation programs;

(ii)	volatility of state unemployment taxes;

(iii)	the uncertainties relating to the collateralization requirements related to as well as availability and renewal of the Registrant's medical benefit plans, general insurance and workers' compensation insurance programs for the worksite employees;

(iv)	uncertainties as to the amount the Registrant will pay to subsidize the costs of medical benefit plans;

(v)	possible adverse application of certain federal and state laws and the possible enactment of unfavorable laws or regulation;

(vi)	litigation and other claims against the Registrant and its clients including the impact of such claims on the cost, availability and retention of the Registrant's insurance coverage programs;
(vii)	impact of competition from existing and new businesses offering human resources outsourcing services;
(viii)	risks associated with expansion into additional markets where the Registrant does not have a presence or significant market penetration;
(ix)	risks associated with the Registrant's dependence on key vendors and the ability to obtain or renew benefit contracts and general insurance policies at rates and with retention amounts acceptable to the Registrant;
(x)	an unfavorable determination by the Internal Revenue Service or Department of Labor regarding the status of the Registrant as an "employer";
(xi)	the possibility of client attrition due to the Registrant's decision to increase the price of its services, including medical benefits;
(xii)	risks associated with geographic market concentration;
(xiii)	the financial condition of clients;
(xiv)	the effect of economic conditions in the United States generally on the Registrant's business;
(xv)	the failure to properly manage growth and successfully integrate acquired companies and operations
(xvi)	risks associated with providing new service offerings to clients
(xvii)	the ability to secure outsides financing at rates acceptable to the Registrant
(xviii)	risks associated with third party claims related to the acts, errors or omissions of the worksite employees; and
(xix)	other factors which are described in further detail in this Prospectus and in other filings by the
Registrant with the Securities and Exchange Commission.

The Registrant cautions that the factors described above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by or on behalf of the Registrant. Any forward-looking statement speaks only as of the date on which such statements is made, and the Registrant undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors. Further, management cannot assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Description Of Business

Certified Services, Inc. ("Certified", "Company", or "Registrant") is a holding company owning subsidiaries engaged in the professional employer organization ("PEO") industry. Since 1995, the Registrant's subsidiaries have provided clients with a broad range of human resources ("HR") services encompassing payroll and benefits administration, employee record keeping and regulatory compliance, health and workers' compensation insurance programs, risk management and worksite safety management. The Registrant services its client base from six locations with a staff of 200 internal employees. The Registrant's clients are typically small and medium-size businesses having between 10 and 500 employees. Currently, the Registrant, through its wholly-owned subsidiaries, serve approximately 1,900 clients as measured by individual client Federal Employer Identification Numbers (FEIN) with approximately 53,000

Company Milestones:

  November 1, 2001 Control of Registrant Acquired
  November 21, 2001 Acquired America's PEO
  June 12, 2002 Established Jacksonville Sales Center
  July 1, 2002 Acquired The Cura Group, Inc.
  September 1, 2002 Established Tampa Service Center
  April 1, 2003 Acquired the PEO Operations of BACE International
  February 17, 2004 Established Orange, California Service Center

The Registrant's principal executive offices are located at 5101 N.W. 21st Avenue, Suite 350, Fort Lauderdale, Florida 33309. The Registrant's common stock trades on the OTCBB market under the symbol "CSRV". The Registrant's registered agent in the State of Nevada is National Registered Agents of Nevada, Inc. and its transfer agent is Continental Stock Transfer & Trust Company of New York, New York.

General

The Registrant's operating subsidiaries provide services to the client employees who work at clients' workplace. The services include human resources, payroll processing and outsourcing, and designed to improve regulatory compliance, productivity and profitability of its clients' businesses by:

• Allowing clients to focus on revenue-producing activities by relieving them of the time-consuming and complex burdens associated with employee administration, payroll processing and human resources;

• Enabling clients to attract and retain employees, reduce work force turnover and promote long-term customer satisfaction by providing employment policies and practices, and health and retirement benefits to worksite employees along with human resources services commensurate to those only available in larger organizations on a cost-effective and convenient basis;

• Improving the cash management of clients with respect to payroll-related expenses; and

• Helping clients to better manage certain employment-related risks, including those associated with workers' compensation, state unemployment taxes, effective worksite safety and claims management.

In providing these services, the Registrant becomes a co-employer of the worksite employees. Employment-related liabilities are contractually allocated between the Registrant and the client. The Registrant assumes responsibility for and manages the risks associated with: (i) the administration of worksite employee payroll; (ii) workers' compensation insurance coverage; and (iii) compliance with certain employment-related governmental regulations. The client retains the worksite employees' services in its business and remains responsible for compliance with other employment-related governmental regulations that are more closely related to worksite employee supervision. The Registrant charges its clients a service fee to cover the cost of certain employment-related taxes, workers' compensation insurance coverage and administrative and field services. This service fee is invoiced to the client together with the salaries and wages of the worksite employees and the client's portion of health and retirement benefit plan costs.

NARRATIVE DESCRIPTION OF BUSINESS

Overview of Client Services

The Registrant offers a broad range of services including payroll processing and reporting, payroll tax remittance and reporting, human resources administration, employee benefit services administration, risk management, workers' compensation services, as well as optional retirement and health care programs.

To begin the relationship with a client, the Registrant requires all clients to enter into the Shared Employment Agreement ("SEA"). The SEA is for an initial term of one-year subject to termination by the Registrant or the client upon thirty days written notice, and subject to immediate termination by the Registrant for non-payment by the client of payroll services, fees or taxes. In some cases, the Registrant may require the owners of a client to either personally guarantee the client's obligation under the SEA, or maintain a security deposit with the Registrant.

The Registrant charges a service fee that includes a mark-up on its administrative cost. The service fee is billed concurrently with the clients' periodic invoice for gross payroll, payroll tax, workers' compensation coverage, cost of benefits including health and retirement benefit plan costs. If the client has requested additional consulting on specific matters not covered by the SEA, that charge would be added as a separately invoiced item. The fee is determined by and between the Registrant and the client on a client by client basis and the components of the pricing include: number of work-site employees, workers' compensation risk and historical losses of the client, credit checks, industry type, extent of services provided and gross profit impact.

The SEA also establishes the Registrant's responsibility to include the "business of employment," by establishing an employment relationship with the work-site employees. Thereby, the client is provided with the manpower, time and other resources necessary to better manage its business. The Registrant assumes the responsibility of personnel administration, liability for payment of wages and their related tax payments, compliance with rules and regulations governing the reporting as well as the filing of state and federal payroll tax returns and providing the administration of benefits, workers' compensation compliance and unemployment claims.

The client maintains responsibility for the direction and control of the activities at the workplace, equity-based compensation and for severances, bonuses and commissions, although payment is generally made through the Registrant's payroll services.

As part of the SEA, the Registrant requires each of its clients to acknowledge that it is the financially responsible party in those aspects of the relationship where the client has retained exclusive control. The client promises to indemnify and hold harmless the Registrant for claims, damages and costs associated with the following: damage to client's property by a leased employee under the direction and control of the client; claims against the Registrant relating to any person employed by the client outside the PEO relationship; regulatory violations associated with EEOC, OSHA, ADA, discrimination and other such laws, where the client has exclusive control of the workplace; employee benefit matters where the client has provided the benefit outside the SEA; misappropriation of any employee funds by the client; theft by a leased employee engaged in the client's business and under the direction and control of the client and matters pertaining to collective bargaining agreements to which the Registrant is not a party.

Once the client is aboard with an executed SEA, the client is assigned to a "Client Response Specialist" or ("CRS") within the Registrants' customer service department. The role of the CRS is support the client as their first point of contact for questions, problem resolution and to facilitate orders for non-recurring services. The CRS undergoes extensive internal training regarding the products and services the client to manage the needs of the client.

With respect to those service requests that are beyond the scope of the CRS, the CRS will forward the request to the appropriate individual within the organization using the Registrants' proprietary software system. The Registrants' customer service software platform automates the assignment, status reporting and resolution of client service requests. The system assigns service requests to the appropriate representative of the Registrant with the creation of a service order ticket. The CRS will follow the service ticket to insure that the service order has been completed in a manner that is timely and satisfactory to the client.

The following PEO services are offered by the Registrant:

  Risk Management and Claims Management Services
  Payroll and Tax Administration Services
  Human Resources Services
  Employee Benefit Services

Risk Management and Claims Management Services

The Registrant offers risk management services that are designed to control incidence, frequency and severity of work related injuries.

The Registrant's worksite safety department is highly motivated to implement innovative and effective safety programs designed to contain the incurrence of and the cost of workers' compensation claims. The Registrants' safety department performs the following specific claim cost containment services:

  Customized return to work programs that fit the customer's worksite;
  Developing a customized safety manual;
  Assist the underwriting of prospective new business by identifying and quantifying the risk profileof the client through an analysis of historical claim loss, commitment to safety by clientmanagement and performing on site inspections of worksite safety conditions;
  Jobsite inspections to identify the risk of loss and/or unsafe conditions with recommendations forimprovements;
  Assisting with OSHA, DOT and other regulatory compliance and record keeping;
  Establishing a drug-free workplace programs;

  Developing restricted duty return to work programs;
  Providing complimentary consultation regarding property, general liability and miscellaneous riskexposure;
  Providing an ergonomics review where appropriate;
  Provide workplace safety training to client management and worksite employees with emphasis onincentive based safety rewards.

The claims management department performs key functions to control the cost of incurred claims. The claims department is located in the Tampa service center. During 2003, the Tampa data center implemented the Prognos claims management software platform. Prognos is a recognized leader in claims management software capable of meeting the full needs of a large organization. Prognos automates the entire claims process from the first report of injury through final closure of the claim and will efficiently facilitate the following functions:

  Investigating accidents;
  Tracking and reporting of client claims experience to facilitate corrective measures of existingworksite safety programs if necessary.
  Reviewing billing and statutory limitations for medical claims to prevent overpayment to providers;
  Assuring that injured employees receive appropriate and timely treatment;
  Following up with doctors and injured employees;
  Reviewing losses and offering recommendations to prevent reoccurrence;
  Post accident drug testing.

The comprehensive approach of the risk management department through its underwriting process of new business, proactive worksite safety engineering and active claims management ensures that costs related to the Registrant's workers' compensation program are managed and minimized.

Payroll and Tax Administration Services

The Registrant handles the entire payroll process for the worksite employees. The Registrant is centralizing the processing of payrolls to the Fort Lauderdale general headquarters to maximize productivity. The Fort Lauderdale payroll center has current processing capacity in excess of 200,000 paychecks per week. The Registrant utilizes the HR Pyramid, formerly known as ‘ScorPEO', payroll software system for processing internal and external payrolls. The ScorPEO system is a leading payroll software designed specifically to meet the needs of the PEO industry.

The primary strategic objective of payroll delivery to the client is to maximize the velocity of the payroll process. To achieve maximum velocity, the Registrant offers and encourages clients to submit payroll data via electronic transmission to the Fort Lauderdale center. Clients can utilize one of several technology-based tools such as spreadsheet interface, time clock import, file transfer and web based entry. These methods offer several advantages to both the client and Registrant over the traditional ‘fax in'/ manual keystroke entry of payroll. Electronic transmission greatly reduces the processing time dedicated to the payroll and eliminates most if not all errors related to manual entry. The strategy increases the satisfaction of the customer by knowing that their payroll is delivered quickly and accurately. The Registrant benefits from reduced processing time and reduced post payroll error correction.

To deliver web based payroll processing, the Registrant offers ScorPEO Web, an Internet payroll delivery platform. ScorPEO Web allows customers to enter payroll and print reports via the Internet. To access ScorPEO Web, customers log on to the Registrant's website: ScorPEO.teamcura.com. Once at the website, customers enter into a client only password protected portion of the site and gain access their customized web portal for payroll entry.

As a part of the payroll service, the Registrant delivers to the client a complete payroll tax deposit and filing service. Functionally, the Registrant collects the full amount of payroll taxes from the client with each invoice. During 2003, the Registrant implemented the industry leading "Mastertax" software platform to facilitate payroll tax compliance by the Registrant.

All of the above systems are backed-up at our Tampa, Florida facility with both processing and systems software capabilities. Should a natural disaster occur at either facility, no stoppage of processing would occur and the client would never suffer from such an event.

Additional services offered by the payroll department include: employee benefits reports, direct deposit, maintaining vacation or sick pay accruals, providing payroll reports such as labor distribution and overtime reports, workers' compensation reporting, and overall maintenance of payroll records.

Human Resources Services

The Registrant handles human resource (‘HR') functions for the client as it relates to unemployment matters, personnel matters and compliance with the ever-changing federal and state laws.

The Registrant provides guidance on employment related matters, such as substance abuse awareness, sexual harassment awareness, employment law training, wage and hour compliance, employment discrimination awareness and civil rights awareness. Also provided by the Registrant's human resource department is the administration of human resource records and the management of unemployment claims.

At the request of the client, the Registrant provides customized consulting services on such focused issues as workplace safety, non-discrimination, employer liability and payroll reporting compliance matters. Additional services offered on a request basis include: customizing employee handbooks specific to the client, creating job descriptions, performing background checks, recruiting and hiring new employees, providing performance appraisal forms, recommending out-placement services, offering compensation, wage and salary guidance, drug testing, providing procedures for discipline and discharge of employees and assisting clients with employee relations, from counseling to grievance administration.

The Registrant's unemployment services department processes state unemployment claims as they relate to the work-site employees. The Registrant, from time to time, determines unemployment claims to be unwarranted. In those cases, the Registrant will file the necessary protest as allowed in the various states regulatory procedures.

Employee Benefit Services

The Registrant is able to offer affordable employee benefits programs that would be otherwise unavailable to the client and work-site employees. The Registrant is able to provide this due to its collective size, which provides a certain level of buying power that the clients cannot achieve themselves.

Additional products offered by the Registrant's benefits department include: dental insurance, short and long-term disability insurance, life insurances, accidental death and dismemberment insurance, group medical and health insurance options such as PPO, POS and HMO health plans, prescription card and vision, employee assistance plans, job counseling and educational benefits, and group rates for legal services.

The benefits department offers to its clients a comprehensive benefits administration service on behalf of benefit plans sponsored by the Registrant or the client. As administrators, benefits representatives maintain all aspects of the clients' benefit plans on the ScorPEO platform. Benefits specialists located at the Registrants' three service centers perform the following benefit plan services:

  Benefits enrollments and terminations on behalf of worksite employees;
  Monthly reconciliation and payment of benefit provider invoices;
  COBRA administration.

The Registrant offers a multiple employer 401(k) deferred compensation plan. As a multiple employer plan, the Registrant's work-site employees can customize the plan characteristics such as rules of eligibility and employer matching contributions to suit their needs. Dependent care spending account and flexible care spending accounts, along with Section 125 cafeteria plans, are also offered to employees. There may be certain risks associated with the administration of client-based plans that the Registrant considers to be in the normal course of business and not a material exposure to its operations. Each individual small business's cost of establishing and administering this range of plans would be prohibitive. However, due to economies of scale, PEO's can sponsor and offer these plans at an affordable cost.

Participation in any Registrant benefit plan is based on eligibility of the employee. The Registrant is the plan sponsor, and as such pays costs and premiums, negotiates the plans, maintains the plans in accordance with local and federal guidelines and is the interface for enrolled employees.

Other Products and Services

The Registrant is consistently searching for new opportunities and services to offer to its client companies and worksite employees. These additional services enhance the employer/employee relationship and provide additional revenue sources for the Registrant. Current and future additional products and services include: web banking services, checking accounts, savings accounts, credit cards, payroll secured credit cards, electronic bill payments, consumer loans, residential lending, insurance services, auto/home and life insurance, investment services, company store purchasing power concept, payroll deduction services, payroll lay-away plans, and payroll deduction purchases for poor credit members.

New Business Development

The Registrant segregates the Business Development Department into Business Development Communities (BDC's). Each of these BDC's will be accountable for gross profit margins (net profit as the model matures), quality and growth. The five BDC's are:

  Professional Employer Organization BDC
  Small Business Success BDC
  Human Resources Outsourcing (HRO) BDC
  Global Services BDC
  Supplemental Community Support Services BDC

     The Registrant builds a community that will provide services for the Registrant's clients and their employees that will not be easily replaced by a single provider. Clients will be extremely reluctant to move to multiple providers. Over the years, the most critical component of the Registrant's services has proven to be the seamless, single source provision of human resource services.

Sales and Marketing

The Registrant markets its services through an internal sales force, a commission-based sales force and through several customized market arrangements. The internal sales group and commission-based sales associates provide leads to the Registrant. At this time, the Registrant does not require its various commissioned sales associates to be exclusive agents, although some of the larger producers have signed exclusivity agreements with the Registrant. In addition, the Registrant initiates oversight and marketing meetings with all of its commission-based associates at its headquarters several times each year.

Submissions generated from the Registrant's sales efforts are then qualified through the "New Business Development" department. A thorough evaluation of each submission includes the following:

  Workers' compensation claims loss history for the previous five (5) years;
  Credit evaluation;
  Payroll and jobsite functional analysis including workers' compensation class code analysis andcurrent workers' compensation declaration page;
  Benefits under consideration by the client;
  Proposed client pricing.

Once the prospect has met the underwriting criteria and accepted the service pricing, the Vice President of Sales will approve the preparation of a Shared Employment Agreement ("SEA"). Final approval of the client is required by the President and the Chief Risk Officer to confirm that the client has met the Registrants' client selection guidelines. Once the final approval is granted, the SEA is delivered to the customer for execution.

E-Commerce and Advertising

     The Registrant anticipates expanding the use of its technology in the very near future. As a marketing tool, the Registrant plans to use its web site, CuraGroup.com, to be a showcase of the prowess of the Registrant's software systems, as well as the ability to deliver payroll and human resource services directly to a customer's desktop. At TeamCura.com, customers and their employees can access employment training courses, make benefit changes, perform payroll processing as well as gain access to employer forms and publications. The Registrant's near term plans are to implement additional on-line services, product and services purchase capacity with a browser of integrated services

The Registrant does not engage in significant advertising activities.

Information Technology

     The Registrant has invested in the development and maintenance of its integrated and comprehensive software system with its high-end hardware and facilities. The Tampa, Florida service center with its state of the art data facility serves as the hosting site for the Registrant's office and production software programs. The software applications are delivered from Tampa to the other locations of the organization via ‘Terminal Server' technology over a wide area network. The Tampa data facility features fire control systems, redundant power supplies and temperature controls to maintain overall system integrity. The investment has provided the Registrant with a hosted information/software delivery system capable of servicing its current needs as well as anticipated future expansion.

The Registrant delivers the payroll processing system via dual Dell Poweredge 8450 client servers with four (4) Pentium III Xeon microprocessors each (upgradeable to 8 microprocessors each) with Dell Powervault 220S disk storage array enclosures that hold 14, 73-gigabyte disk drives for a total of 1022 gigabytes of disk storage. This configuration does scale to meet the growth plans of the Registrant by processing in excess of 800,000 paychecks per month.

The Registrant has implemented Great Plains Edition on MS SQL as its financial information system and reporting software platform. Great Plains provides the Registrant with a scaleable and technologically sophisticated accounting and financial reporting platform which integrates with the Registrant's licensed payroll processing system.

The PEO Industry

The PEO industry has grown significantly since its start in the late 1980's, with the last decade showing significant growth due to the number of small and medium size client businesses purchasing the diverse services offered by the PEO industry.

The industry has seen a significant evolution of the manner in which a successful PEO conducts its business. The PEO of 2004 and beyond will become the provider of value added services rather than the traditional wholesaler of inexpensive insurance products. Today's successful PEO is a marketplace of services related to human resource and benefits administration, employer regulatory compliance and risk management.

The Registrant believes the growth trend of the industry will continue. Several key factors it believes are driving the demand for PEO growth include:

  The increasing need for companies to attract and retain superior workers by providing a greateramount of employee benefits products, services and insurance at affordable prices.
  The increasing complexity of state and federal taxation filings and regulatory issues.
  The increased recognition and acceptance of PEO's by regulatory authorities.
  The increasing expense associated with employee litigation and safety in the workplace.
  The increasing technical expertise required to manage human resource departments.

The Small Business Administration estimates there are nearly six million businesses with fewer than 100 employees. These small to mid-size businesses employ more than 52 million workers with an aggregate annual payroll of more than $1.1 trillion. As PEO's are currently serving just 2% of that market, the growth potential for PEO services appears significant. With an average annual growth rate of 20%, more business owners are turning to the PEO industry to provide them with the tools necessary to increase productivity and profits.

The industry has benefited from The National Association of Professional Employer Organizations (NAPEO), which was formed in 1985 and is the oldest association representing the interests of professional employer organizations. Serving more than two million employees, this organization has helped set standards for fiscal responsibility of its member PEO's.

Competition

According to NAPEO, the PEO industry currently has about 800 companies with almost three million worksite employees with annual payrolls of $43 billion. The Registrant believes that there are several large national PEO's with annual client payrolls exceeding $500 million. The Registrant considers its primary competition to be national and regional PEO providers, independent insurance agencies and the human resource departments of potential customers.

At an estimated 2% market penetration, the PEO industry overall has significant room for all participants to advance. The Registrant does experience some price and product competition from other national and regional PEO's. The PEO's that are considered the Registrant's national and regional competition include Administaff, Inc., Gevity HR, Inc. and Presidion Solutions, Inc., respectively.

In other areas of the country where the PEO penetration is closer to the industry average, the Registrant has a far lower incidence of competition with other companies of its kind. In these areas, the sales and marketing department competes with traditional human resource departments of potential customers. In these instances, the Registrant must educate and convince the prospect of the inherent benefits of the PEO relationship.

Since the Registrant is a provider of workers' compensation insurance, competition also comes in the form of independent insurance agents. In some cases, sales prospects have a valued relationship with their insurance agent. The PEO relationship would represent a discontinuance of service with their agent for purposes of workers' compensation coverage. In cases such as these the Registrant must convince the sales prospect that value added services of the PEO relationship would represent a sound business decision.

Employee Benefit Plans

The Company provides coverage under various regional medical benefit providers. These plans are all fully insured plans in the various client companies name. The Company assumes no liability for any of these products.

Other Health Benefit Plans

The Company's dental plans, which include both a PPO and HMO offering, are primarily provided by Aetna for all client employees who elect coverage. All dental plans are subject to guaranteed cost contracts that cap the Company's annual liability.

In addition to dental coverage, the Company offers various other guaranteed cost insurance programs to client employees such as vision care, life, accidental death and dismemberment, short-term disability and long-term disability. The Company also offers a flexible spending account for healthcare and dependent care costs.

401(K) Plans

The Company offers a 401(k) retirement plan, designed to be a "multiple employer" plan under the Internal Revenue Code of 1986, as amended (the "Code") Section 413(c). This plan design enables owners of clients and highly-compensated client employees, as well as highly-compensated internal employees of the Company, to participate. Generally, employee benefit plans are subject to provisions of both the Code and the Employee Retirement Income Security Act ("ERISA").

Workers' Compensation Plans

The Company has had a loss sensitive Workers' Compensation insurance program since December 31, 1996. The program was insured by Continental Casualty & Assurance Company ("CNA") from December 31, 1998 through June 30, 2003. Under the guidance of the Company's Risk Manager (Midwest), the Company has diversified its programs consisting of several carriers including Union American Insurance Company, Providence Property and Casualty Company, Imperial Casualty and Indemnity Company and Cascade National Insurance Company. Through this diversification, the Company has achieved a spread of risk. The insured loss sensitive programs provides fully funded insurance coverage for claims incurred in each plan year but which may be paid out over future periods. In states where private insurance is not permitted, client employees are covered by state insurance funds.

The insured loss sensitive programs provide a sharing of risk between the Company and the respective carriers. As part of these programs, the Company has individual stop loss coverage at $1,000,000 per occurrence. In addition, the Company had aggregate stop loss coverage for individual claims though June 30, 2003. The actual premium payable is determined based on the industries serviced by the Company, estimated wages and the losses incurred under the programs.

The 2003 Workers' Compensation insurance program provides for a sharing of risk between the Company and its carriers whereby the carriers assume risk in a least two areas within the program: (i) individual claim stop loss insurance risk; and (ii) premium payment credit risk.

With respect to the individual claim stop loss insurance risk, the Company, through its Risk Manager (Midwest), is responsible for paying to its carriers claim amounts related to the first $1.0 million per occurrence. Claim amounts in excess of $1.0 million per occurrence are insured through the Carriers. The Company remits weekly premium and incurred loss payments through its Risk Manager (Midwest) to its Carriers.

Finally, with respect to the premium payment credit risk, this program is a fully insured policy written by the carriers. If the Company were to fail to make premium payments to the carriers as scheduled, then the carriers would be responsible for the payment of all losses under the terms of the policy. The carriers require the Company to provide adequate collateral related to premium payment credit risk. The required collateral is provided in a form of cash, short-term investments and letters of credit placed into a trust account.

The company, through payments to its Risk Manager, has provided collateral to each of the insurance carriers based on the carrier's total projected claims covered under each program. The payment of first year claims by the Company and premium payments to fund claims to be paid by the carriers reduce the total collateral required to be provided by the Company.

The 2003 program year is subject to final audit of 2004, and may be subject to further collateral adjustments at that time.

Market Segments and Customer Selection

The Registrant is oriented to becoming a full service HR management company focused on providing value added employer and employee services to the customer. The Registrant believes that this strategy provides a long-term approach to success with controlled risk. The Registrant is subject to downturns in economic conditions but believes that through its diversification of risk and industries, such downturns would have minimal economic impact on the Company.

Market Segments

The following table displays the Registrant's client base by industry grouping for the year-ended December 31, 2003:

CATEGORY	PERCENTAGE

Transportation	20.30
Services (1)	18.60
Professional	12.21
Hospitality	12.48
Construction	10.19
Manufacturing	9.87
Retail	6.94
Agricultural	4.23
Healthcare	2.69
Other	2.49

Total	100.00

(1)	Services consist primarily of businesses in the following: non-emergency medical, building maintenance, janitorial, plumbing, tow truck operation, driver training instruction, and home nursing.

Customer Selection

The Registrant typically markets its services to small to mid-size businesses. The Registrant avoids marketing to industries it feels have a high risk of injury, including: occupations that require exterior work performed in excess of two stories, transportation companies that specialize in hazardous materials, amusement parks, circuses, occupations that pose a significant occupational disease hazard (such as asbestos removal), construction of dams or bridges, firefighters, police officers, armed security guards, and any occupation that requires working with munitions, explosives, fireworks, fuses, dynamite, nitroglycerine or any other product used in the construction of these devices. The Registrant rejects sales prospects with poor to marginal credit and/or high incidence of workers' compensation claim count or losses.

The Registrant reviews all of its clients on a weekly basis for workers' compensation risk or loss activity, the client's actual gross profit compared to plan and the client's payment status. In addition to these standard reviews, the payroll and human resources departments provide the review committee with details of any peculiar problems that might pertain to a client.

The Registrant reviews pricing on a regular basis and may increase or decrease prices to a client from time to time, based on the overall review of the client and on the business model the Registrant has established. In addition to possible increases or decreases in price, the Registrant may choose to terminate the co-employer relationship if, in the regular reviews of operations, major changes or problems have become the norm or if the desired gross profit margin is in jeopardy.

The Registrant estimates its retention since inception in 1997 has been approximately 90%. The Registrant has enjoyed this estimated high retention due to its high level of service and controlled growth. A detailed "account-tracking recap" is being established to keep accurate records of new customers and terminated or lost customers, as well as the reasons therefore which include: cost of service, sale, merger, client business failure, and competition from other PEO's or business service firms.

Government Regulation

Numerous federal and state laws and regulations relating to employment matters, benefit plans, tax payments and tax filings affect the Registrant's operations. By entering into a co-employer relationship with its clients, the Registrant assumes certain obligations and responsibilities as an employer under these laws. The Registrant relies on the guidance of outside legal and other professionals to remain in compliance with laws at the federal, state and local levels.

Various state governments have enacted laws to regulate the PEO industry. The Registrant maintains a compliance department to actively review PEO licensing and registration requirements of each state within which it operates. This compliance department manages the following activities:

  Prepare and file applications for initial license or registration as a PEO to a new state that theRegistrant wishes to operate.
  Maintain compliance with existing regulatory requirements for states in which the Registrant has anactive license or registration.
  Prepare and file quarterly and/or annual reports as required.

The Registrant offers a multiple employer 401(k) deferred compensation plan and a multiple employer section 125 cafeteria benefit plan. Both plans have been drafted to conform to all tax qualification provisions of the Internal Revenue Code. The Registrant is expecting to receive a favorable determination letter from the IRS in the near term.

As a co-employer, the Registrant assumes responsibility and liability for the payment of federal and state employment taxes with respect to wages and salaries paid to worksite employees. There are essentially three types of federal employment tax obligations: (i) withholding of income tax requirements governed by Code Section 3401, et seq.; (ii) obligations under FICA, governed by Code Section 3101, et seq.; and (iii) obligations under FUTA, governed by Code Section 3301, et seq. Under these Code sections, employers have the obligation to withhold and remit the employer portion and, where applicable, the employee portion of these taxes. The Registrant assumes liability for the withholding and remittance of state and local income tax withholding as well as the employer and employee portion of state tax related unemployment and disability insurance.

Employment-related regulatory compliance is either shared jointly or individually by the Registrant and the client. Joint responsibility is shared for compliance with the Fair Labor Standards Act (FLSA), the Employee Retirement Income Security Act (ERISA), the Family and Medical Leave Act of 1993 (FMLA), the Drug-Free Workplace Act and state unemployment insurance laws.

The Registrant assumes responsibility for compliance with the Consolidated Omnibus Budget Reconciliation Act of 1986 (COBRA), the Health Insurance Portability and Accountability Act (HIPAA), state worker's compensation laws, the Federal Income Contribution Act (FICA), the Federal Unemployment Tax Act (FUTA), all federal, state and local income tax withholding provisions.

The client assumes responsibility for compliance with the Occupational Safety and Health Act (OSHA), the Americans with Disabilities Act (ADA), the Immigration Reform and Control Act (IRCA), the Worker Adjustment and Retraining Notification Act (WARN), Title VII (Civil Rights Act of 1964), the Age Discrimination in Employment Act (ADEA), certain Internal Revenue Code sections, any professional licensing, government contracting, intellectual property rights laws and laws regarding hazardous materials.

The Registrant mandates a review of the many and sometimes complex compliance matters applicable to federal and state statutes and regulations. Whether or not a state has licensing, registration or other compliance requirements, the Registrant faces a number of other state and local regulations that could impact its operations. The PEO industry's legal and regulatory foundation is not codified in all 50 states. Because of that, the Registrant engages outside licensing professionals to help maintain its working relationships with the state regulatory authorities in states where it operates as well as keeping the Registrant abreast of the on-going changes in the licensing, registration and regulatory matters.

Worksite Employees

As of March 31 2004, the Registrant served an estimated 1,900 clients, each with an average of approximately 28 employees, for a total of approximately 5.,000 work-site employees. The Registrant had oversight of approximately 850 million of payroll and related costs, throughout 32 states, Puerto Rico and Washington, DC. The Registrant operates two primary service centers, located in Ft. Lauderdale, FL and Tampa, FL each staffed with personnel to perform payroll, human resources, information processing, sales, service and general administration. The Registrant operates sales and customer support offices in Cherry Hill, NJ, Dallas, TX Apopka, FL and Orange, CA.

Internal Employees

As of December 31, 2003, the Registrant had approximately 200 direct employees. None of the Registrant's direct employees is a party to a collective bargaining agreement. The Registrant believes its relationships with its direct employees are good.

Description of Properties

The Registrant's primary operations, including all cash management, treasury and finance, are conducted from its 17,000 square foot headquarters located in Fort Lauderdale, Florida. The Registrant's current lease expires in October, 2008. In addition, the Registrant leases a 16,000 square foot facility Tampa, Florida service center to provide secondary support as well as primary Information Technology functions. This lease expires in September, 2010.

As of December 31, 2003, the Registrant also leases space as required in Texas, New Jersey and New York. The Registrant believes that its branch office leases, which typically have terms of 1 to 5 years, can either be renewed under acceptable terms or that replacement properties, under acceptable terms can be based without significant cost to the Registrant. The Registrant believes that its current facilities are adequate for the purposes for which they are intended and that they provide sufficient capacity to accommodate the Registrant's current and prospective expansion plans.

The Registrant also leases company vehicles and housing, postage meters, computer equipment and software, furniture, copiers and telephone equipment from various vendors at competitive commercial lease rates.

THE LAURUS MASTER FUND, LTD. STRATEGIC FINANCING

On April 15, 2004, we entered into a certain Securities Purchase Agreement with Laurus Master Fund, Ltd., or Laurus. In this prospectus, we refer to the Securities Purchase Agreement, as the Agreement. Pursuant to the Agreement, we sold to Laurus a convertible note in the original principal amount of $8,500,000 that is scheduled to mature on April 15, 2007. On April 15, 2004, the outstanding principal balance of the note was $8,500,000. In this prospectus, we refer to the note, as the Convertible Note. $7,000,000 of the net proceeds from the sale of the Convertible Note have been placed in a restricted account until authorization to release the funds is granted by Laurus or until Laurus converts a monthly payment of principal into shares of our common stock. The net proceeds of the Convertible Note which are not restricted shall be used for working capital. In connection with the Convertible Note, we issued Laurus a warrant to purchase up to 1,800,000 shares of our common stock at any time or from time to time on or before April 15, 2010, as discussed further below. In this prospectus, we refer to this warrant as the Warrant. In consideration for the Convertible Note, we paid Laurus Capital Management, LLC, an affiliate of Laurus, fees in the amount of $361,996.36. We have included in this prospectus for registration with the Securities and Exchange Commission, or the Commission, a good faith estimate of 125% of the shares that may become issuable upon conversion of the principal of and interest on the Convertible Note, at the present fixed conversion price of $0.95 per share.

The Convertible Note bears interest at an annual rate equal to the prime rate plus 2.5% . The Convertible Note requires monthly payments of principal and interest, as amortized through the maturity date on April 15, 2007. Interest is payable, in arrears on the first business day of each month commencing May 1, 2004. Payments of principal are due on the first business day of each month beginning August 1, 2004. The Convertible Note is secured by a first lien on all of our assets. The Convertible Note is convertible at a fixed conversion price of $0.95 per share of our common stock, subject to anti-dilution adjustments in connection with mergers, acquisitions, stock splits, dividends and the like, and in connection with future issuances of our common stock at prices per share below the then-applicable conversion price. Laurus contractually agreed to limit its beneficial ownership so that the number of shares of common stock held by Laurus would exceed 4.99% of our outstanding common stock. Laurus may waive this restriction upon 75 days' written notice or upon an event of default by the Registrant. The volume limitation prohibits Laurus from converting on any date any portion of the principal of or accrued interest on the Convertible Note that would result in the issuance of a number of shares of common stock with a dollar value exceeding 25% of the aggregate dollar trading volume during the 30 trading days preceding the date of conversion. At any time before the Convertible Note is fully paid, we may choose to redeem the Convertible Note by prepaying the entire principal balance, in an amount equal to 115%, 107% and 102% of the principal balance before the first, second and third anniversaries, respectively, of the Convertible Note, plus any accrued and unpaid interest. Notwithstanding the above, Laurus shall elect to receive all or a portion of a monthly payment in shares of our common stock if the average closing price of our common stock for the 5 trading days preceding the monthly payment date exceeds 110% of the fixed conversion price. On or before the seventh business day after Laurus receives the redemption notice, we must pay Laurus in cash an amount equal to the redemption price stated in the redemption notice less any portion of the redemption price Laurus elected to convert into shares of our common stock.

If the average closing price of our common stock, as reported by Bloomberg, L.P., equal or exceed $1.05 for the five (5) trading days immediate prior to a repayment date the monthly payments under the Convertible Note shall be made in cash or in shares of our common stock, or in any combination of both, except that, during periods in which the registration statement of which this prospectus is a part is not effective or in which we are in default under the Convertible Note, and Laurus has not waived any such default, we must make payments solely in cash. If Laurus does not elect at least 5 days prior to a monthly payment date to make the payment in shares of our common stock, then the payment shall be made in cash.

If all or part of a monthly payment is made in shares of our common stock, then the then-effective conversion price is to be used to determine the number of shares to be issued. Any part of the monthly payment not converted into shares of our common stock by the monthly payment date shall be paid in cash.

The Warrant permits Laurus to purchase up to 1,800,000 shares of our common stock, at any time or from time to time, at the exercise prices described below. The Warrant permits Laurus to purchase up to 1,000,000 shares at an exercise price of $1.11 per share, up to an additional 400,000 shares at an exercise price of $1.21 per share, and the balance of shares under the Warrant at an exercise price of $1.26 per share. Each of the exercise prices and the number of shares underlying the Warrant are fixed but are subject to anti-dilution adjustments in connection with mergers, acquisitions, stock splits, dividends and the like.

The Warrant contains a "cashless exercise" feature such that if the market price of our common stock exceeds the per share exercise price, Laurus may, at its option, exchange the right to purchase all or part of the maximum shares underlying the Warrant for that number of shares equal in value to the amount by which the closing price of a share of our common stock preceding the exercise date exceeds the exercise price, multiplied by the number of shares to be purchased at that exercise price. The number of shares Laurus would receive would be calculated by using the following formula:

X = Y (A-B)
A

Where,
X=	the number of shares to be issued to Laurus
Y=	the number of shares purchasable under the portion of the Warrant being exercised
A=	the fair market value of one share of common stock on the date of exercise
B=	the exercise price

Laurus has contractually agreed to separate beneficial ownership limitations that restrict conversion of the Convertible Note and the exercise of the Warrant. Laurus has agreed that the Convertible Note shall not be converted and the Warrant shall not be exercised to the extent such conversion would result in Laurus, together with its affiliates, beneficially owning in excess of 4.99% of the number of shares of our common stock outstanding at that time. Laurus may void or cause this 4.99% limitation by (x) providing us 75 days advance notice of its intention to beneficially own in excess of 4.99% or (y) upon an Event of Default with respect to the Convertible Note. This 4.99% limitation does not preclude conversion of the Convertible Note or exercise of the Warrant over time, so long as Laurus' beneficial ownership of our common stock, together with its affiliates, does not exceed the limitation amount.

Events of default under the Convertible Note include failure to pay principal, interest or other fees due under the Convertible Note within five days after they become due, breach of any covenant, term, representation or warranty contained in the Agreement, the Convertible Note or any related agreement in any material respect, if we do not cure the breach within 15 days after receipt of written notice of the breach, our making of an assignment for the benefit of creditors or the appointment of a receiver or trustee for all or substantially all of our property or business, the filing against us or our assets of any judgment, writ or similar final process for more than $150,000 if the judgment, writ or process remains unvacated, unbonded or unstayed for 60 days, institution of bankruptcy or similar proceedings against us, the existence of a Commission stop trade order or a suspension of trading on the Principal Market for five consecutive days or for five days during any period of ten consecutive days (except where all Principal Market trading is suspended), the occurrence of an event of default under any agreement relating to the Convertible Note, if we are required pursuant to a judgment or settlement to $2,500,000 in connection with any litigation, proceeding or investigation our failure to timely deliver common stock to Laurus upon conversion of the Convertible Note. Principal Market, as defined in the Convertible Note, means whichever of the OTC Bulletin Board, The Nasdaq SmallCap Market, The Nasdaq National Market System, American Stock Exchange or New York Stock Exchange is at the time the principal trading exchange or market our common stock.

If an event of default occurs and continues, then Laurus may accelerate the due date of all principal, interest and other fees and amounts remaining unpaid under the Convertible Note. In the event of acceleration, the amount due and owing to Laurus shall be 130% of the outstanding principal amount of the Convertible Note, plus accrued and unpaid interest and fees, if any, which must be paid in cash.

THE OFFERING

Common stock underlying the
interest and/or principal of the
Convertible Note	13,370,000 shares

Common stock underlying the Warrant	2,250,000 shares

Use of Proceeds	All proceeds from the sale of shares underlying the
Convertible Note and will be received by the selling
security holders for their own respective accounts.
See "Use of Proceeds."

Risk Factors	You should read the "Risk Factors" beginning on
page 20, as well as other cautionary statements
throughout this prospectus, before investing in
shares of our common stock.

SELECTED CONSOLIDATED FINANCIAL DATA (IN THOUSANDS, EXCEPT PER SHARE DATA)

The following financial data is provided as of and for the fiscal years ended December 31, 2003 and 2002 and the three months ended March 31, 2004. The financial data as of and for the fiscal years ended December 31, 2003 and 2002 is derived from, and is qualified by reference to, the audited consolidated financial statements and the notes to those consolidated financial statements that are incorporated by reference into this prospectus. The financial data as of and for the three months ended March 31, 2004 is derived from, and is qualified by reference to, unaudited consolidated financial statements incorporated by reference into this prospectus. In the opinion of our management, those unaudited consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial data as of and for the three months ended March 31, 2004. Our historical results are not necessarily indicative of results to be expected for any future periods.

CONSOLIDATED STATEMENTS OF OPERATIONSAND COMPREHENSIVE LOSS DATA (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS):

	DECEMBER 31,	DECEMBER 31,	MARCH 31,
	2003	2002	2004

Net revenues	$78,510	$40,406	$24,262
Operating income	2,411	2,991	1,020
Income from continuing operations before	2,411	2,991	1,020
income taxes
Net income	2,411	2,991	1,020
Total comprehensive income	2,411	2,991	1,020
Income per share from continuing operations	.27	.51	.11
before income taxes
Basic income per share	.27	.51	.11
Diluted income per share	.27	.51	.11
Weighted average shares outstanding, basic	8,977	5,815	9,548
Weighted average shares outstanding, diluted	8,977	5,815	9,548

CONSOLIDATED BALANCE SHEET DATA (IN THOUSANDS

	DECEMBER 31,	DECEMBER 31,	MARCH 31,
	2003	2002	2004

Cash and cash equivalents	$434	$662	$1,537
Working capital	(5,709)	12,706	(5,030)
Total assets	63,767	52,855	77,692
Long-term debt, net of current portion	6,228	2,070	5,655
Stockholders' equity	14,951	22,821	17,178

RISK FACTORS

AN INVESTMENT IN SHARES OF OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS BEFORE DECIDING TO INVEST OR MAINTAIN AN INVESTMENT IN SHARES OF OUR COMMON STOCK. THIS PROSPECTUS CONTAINS OR INCORPORATES BY REFERENCE FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH IN THE FOLLOWING RISK FACTORS AND ELSEWHERE IN THIS PROSPECTUS. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCURS, IT IS LIKELY THAT OUR BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS WOULD BE HARMED. AS A RESULT, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU COULD LOSE PART OR ALL OF YOUR INVESTMENT.

The following risks with respect to the Registrant's operations, business and financial condition should be carefully considered. These risks and uncertainties are not the only ones facing the Registrant. Other risks and uncertainties that have not been predicted or assessed by the Registrant may also adversely affect the Registrant. Some of the information in this report contains forward-looking statements that involve substantial risks and uncertainties. These statements can be identified by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "intend," "estimate," and "continue" or other similar words. Statements that contain these words should be carefully read for the following reasons:

  the statements may disclose the Registrant's future expectations;
  the statements may contain projections of the Registrant's future earnings or of the Registrant'sfinancial condition; and
  the statements may state other "forward-looking" information.

The Registrant's Financial Condition May Be Affected by Increases in Health Insurance Premiums, Unemployment Taxes and Workers' Compensation Rates.

Health insurance premiums, state unemployment taxes, and workers' compensation rates are in part determined by the Registrant's claims experience and comprise a significant portion of the Registrant's direct costs. If the Registrant experiences a large increase in claim activity, the Registrant's unemployment taxes, health insurance premiums or workers' compensation insurance rates could increase. Although the Registrant employs internal and external risk management procedures in an attempt to manage its claims incidence, estimate claims expenses, and structure its benefits contracts to provide as much cost stability as possible, the Registrant may not be able to prevent increases in claim activity, accurately estimate its claims expenses, or pass the cost of such increases on to its clients. Since the Registrant's ability to incorporate such increases into the service fees it charges its clients is constrained by contractual arrangements with clients, a delay could result in the Registrant incurring significant expenses before such increases could be recouped through service fees. As a result, such increases could have a material adverse effect on the Registrant's financial condition or results of operations.

If the Registrant Is Not Able to Renew All of the Insurance Plans that Cover Worksite Employees, its Business Would be Adversely Impacted.

The maintenance of health and workers' compensation insurance plans that cover worksite employees is a significant part of the Registrant's business. If the Registrant were unable to secure such renewal contracts, its business would be adversely affected. The current health and workers' compensation contracts are provided by vendors with whom the Registrant has an established relationship and on terms that the Registrant believes to be favorable. There can be no assurance that the Registrant may secure renewal contracts on competitive terms without causing significant disruption to its business, in this regard.

Significant Growth Through Acquisitions May Adversely Affect the Registrant's Management and Operating Systems.

The Registrant has completed two significant acquisitions during the two years ended December 31, 2003, and may continue to pursue a strategy of acquiring compatible businesses in the future. The Registrant's growth places significant demands on the Registrant's management, operations and resources, including working capital. If the Registrant is not able to effectively manage its growth, its business and operations will be materially harmed. To manage growth effectively, the Registrant will be required to continue to improve its operational, financial and managerial systems, procedures and controls, and hire and train new employees while managing its current operations and employees. While the Registrant's cash flow from operations has been sufficient to fund the expansion of its operations to date, there can be no assurance that such cash flow will continue to be sufficient in the future.

The Registrant's Business May be Adversely Affected Due to Economic Conditions in Specific Geographic Markets.

While the Registrant's business serves multiple industry segments in 26 different states, the majority of the Registrant's revenues are derived within Florida, New Jersey and Pennsylvania. Although the Registrant believes that its industry segment diversification strategy tends to mitigate the effects of an economic downturn within one or more of its major geographic markets, there can be no assurance that the Registrant will be able to reproduce the revenue growth, industry diversification, and operating results that it has historically experienced in Florida, Texas, California, New Jersey and Pennsylvania in other markets.

If Government Regulations Regarding PEO's Are Implemented, or if Current Regulations Are Changed, the Registrant's Business Could be Harmed.

The Registrant's operations are affected by numerous federal, state and local laws and regulations relating to labor, tax, insurance and employment matters. By entering into an employment relationship with employees who work at client locations, the Registrant assumes obligations and responsibilities of an employer under these laws. Uncertainties arising under the Internal Revenue Code of 1986, include, but are not limited to, the qualified tax status and favorable tax status of certain benefit plans provided by the Registrant and other alternative employers. There can be no assurance that the Registrant will be able to comply with any such regulations, which may be imposed upon the Registrant now or in the future. In addition, there can be no assurance that existing laws and regulations which are not currently applicable to the Registrant will not be interpreted more broadly in the future to apply to the Registrant's existing activities or that new laws and regulations will not be enacted with respect to the Registrant's activities. Either of these changes could have a material adverse effect on the Registrant's business, financial condition, results of operations and liquidity.

Health Care or Workers' Compensation Reform Could Impose Unexpected Burdens on the Registrant's Ability to Conduct its Business.

Regulation in the health care and workers' compensation fields continues to evolve, and the Registrant cannot predict what additional government regulations affecting the Registrant's business may be adopted in the future. Changes in any of these laws or regulations may adversely impact the demand for the Registrant's services, require that the Registrant develop new or modified services to meet the demands of the marketplace, or require that the Registrant modify the fees that the Registrant charge for its services. Any such changes may adversely impact the Registrant's competitiveness and financial condition.

The Registrant Bears the Risk of Nonpayment from its Clients and the Possible Effects of Bankruptcy Filings by Clients.

The Registrant may be obligated, as an employer, to pay the gross salaries and wages of the client's worksite employees and the related employment taxes and workers' compensation costs, whether or not the Registrant's client pays the Registrant on a timely basis, or at all. The Registrant has been required to pay these costs in the past and it is likely the Registrant will be required to do so again in the future. A significant increase in the Registrant's uncollected account receivables may have a material adverse effect on the Registrant's earnings and financial condition. Although the Registrant believes that its client service agreements should be terminable by it once a client enters bankruptcy, there is a risk that a bankruptcy court may not agree and would require the Registrant to continue to perform services for such client, thereby increasing the risk that the Registrant would be unable to collect funds from the client. Therefore, the filing for bankruptcy by a significant client, or a number of clients, may have a material adverse effect upon the Registrant's financial condition.

The Registrant May be Liable for the Actions of PEO Worksite Employees or Clients and the Registrant's Insurance Policies May Not be Sufficient to Cover Such Liabilities.

The Registrant's PEO client services agreement establishes a contractual division of responsibilities between the Registrant and each client for various human resource matters, including compliance with and liability under various governmental laws and regulations. However, the Registrant may be subject to liability for violations of these or other laws despite these contractual provisions, even if the Registrant does not participate in such violations. As an employer, the Registrant may be subject to a wide variety of employment-related claims such injuries, wrongful death, harassment, discrimination, wage and hour violations and other matters.

Although the Registrant's client agreements generally provide that the client indemnify the Registrant for any liability attributable to the client's failure to comply with its contractual obligations and to the requirements imposed by law, the Registrant may not be able to collect on such a contractual indemnification claim, and thus may be responsible for satisfying such liabilities. Although the Registrant carries liability insurance, the insurance the Registrant purchases may not be sufficient to cover any judgments, settlements or costs relating to any present or future claims, suits or complaints. In addition, sufficient insurance may not be available to the Registrant in the future on satisfactory terms or at all. If the insurance the Registrant carries is not sufficient to cover any judgments, settlements or costs relating to any present or future claims, suits or complaints, the Registrant's business, financial condition, results of operations and liquidity could be materially adversely affected.

If the Registrant Is Unable to Renew or Replace Client Companies, its Financial Condition and Results of Operations will be Adversely Affected.

The Registrant's standard PEO client service agreement is subject to non-renewal on 60 days notice by either the Registrant or the client. Accordingly, the nature of the client service agreement makes the Registrant vulnerable to potential cancellations by existing clients, which could materially and adversely affect the Registrant's financial condition and results of operations. In addition, the Registrant's results of operations are dependent in part upon the Registrant's ability to retain or replace the Registrant's client companies upon the termination or cancellation of the client service agreement. Clients may determine to cancel their relationship with the Registrant for numerous reasons, including economic factors. It is possible that the number of contract cancellations will increase in the future.

Since the Registrant Has Not Paid Dividends on its Common Stock, Investors Cannot Expect Dividend Income from an Investment in the Registrant's Common Stock.

The Registrant has not paid any dividends on its common stock since the Registrant's inception and, in connection with the rights and preferences extended to the holders of the Series A and Series D Preferred Shares sold by the Registrant during 2002 and 2003, dividends may not be declared on any of the Registrant's securities while the Series A Preferred Shares are outstanding. Also, potential lenders, including Laurus, may prohibit the Registrant from paying dividends without their prior consent in the future. Therefore, holders of the Registrant's common stock may not receive any dividends on their investment in the Registrant in the foreseeable future. Earnings, if any, will be retained and used to finance the development and expansion of the Registrant's business.

The Registrant Has Outstanding Shares of Restricted Stock, Which If Sold in the Open Market, May Adversely Affect its Stock Price.

Of the 9,547,811 shares outstanding as of March 31, 2004, the Registrant has outstanding 5,562,188 shares which may be deemed "restricted stock." All of these "restricted shares" are presently eligible for resale under Rule 144 or in connection with registration statements that may be filed in the future by the Registrant to allow for the resale of the securities. These restricted shares include the shares owned by the former stockholders of America's PEO Holdings, Inc. ("APEO"), Certified HR Services Company and Certified HR Services Company I (formerly known as "Cura") and the PEO operations acquired from BACE International, Inc. who acquired their shares in connection with the Registrant's acquisition of APEO and Cura. Possible or actual sales of the Registrant's common stock by its present shareholders under Rule 144 or registration statements may have a depressing effect on the price of the Registrant's common stock in the open market.

The Registrant Has Issued and May Continue to Issue Preferred Stock with Rights Senior to its
Common Stock, Which May Adversely Impact the Voting and Other Rights of the Holders of the
Registrant's Common Stock.

The Registrant's certificate of incorporation authorizes the issuance of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by the Registrant's board of directors up to an aggregate of 5,000,000 shares. The Registrant has issued 80 shares of its Series A Preferred Stock, par value $.001 per share, 1,950 shares of its Series B Preferred Stock, par value $.001 per share, 0 shares of its Series C Preferred Stock, par value $.001 per share, 421 shares of its Series D Preferred Stock, par value $.001 per share and 100 shares of its Series E Preferred Stock, par value $.001 per share leaving 4,996,019 preferred shares available for issuance. The Registrant's board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights, which would adversely affect the voting power or other rights of the holders of its common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Registrant, which could have the effect of discouraging bids for the Registrant's common stock thereby preventing stockholders from receiving maximum value for their shares. Although the Registrant has no present intention to issue any additional shares of its preferred stock in order to discourage or delay a change of control of the Registrant, the Registrant is free to issue additional preferred stock in connection with its future capital requirements.

The Registrant has a Limited Operating History

Although incorporated in 1995, the Registrant's present management only assumed operational control in October 2001, and did not consummate its first acquisition until November 21, 2001, when it acquired APEO and entered the PEO industry. Accordingly, the Registrant may be deemed to have only a limited operating history in its intended field of endeavor. There can be no assurance that the Registrant will be successful in building its PEO business or that its acquisition driven business model will prove to be successful.

The Registrant has Material Future Financing Needs

The Registrant's business model requires additional financing in order to consummate acquisitions of existing PEO's and to fund its workers compensation insurance needs. No assurance can be given that additional financing will be available to the Registrant on acceptable terms, if at all. If the Registrant raises additional funds by issuing additional equity securities, further dilution to existing equity holders will result. If adequate additional funds are not available, the Registrant may be required to curtail significantly its long-term business objectives and its results from operations may be materially and adversely affected.

The Registrant is Economically Dependent Upon Its Principal and Controlling Stockholder.

Midwest Merger Management, LLC, is a Kentucky limited liability company ("Midwest") that is the record and beneficial owner of 24.2% of the Registrant's presently issued and outstanding common stock. Midwest is also the record and beneficial owner of 1,100 shares of the Registrant's Series B Preferred Stock that have the voting rights of 11,000,000 shares of the Registrant's common stock; 421 shares of the Registrant's Series D Preferred Stock that have the voting rights of 4,210,000 shares of the Registrant's common stock; and 100 shares of the Registrant's Series E Preferred Stock that have the voting rights of 1,000,000 shares of the Registrant's common stock. Accordingly, Midwest may be deemed to own and control 80% of the Registrant. In addition, and pursuant to separate agreements, Midwest is the sole administrator of the Registrant's risk management program, as well as arranging for the letters of credit upon which the Registrant relies in managing its workplace risk. The loss of either or both of the services performed by Midwest would have a material adverse effect upon the Registrant's ability to continue in business. In the opinion of management, the Registrant would experience material difficulty in replacing Midwest in either or both of the functions it performs for or on behalf of the Registrant.

Our Plans To Maintain To Profitability Depend On Our Ability To Increase Revenues Despite Cutting Costs In A Variety Of Areas, Which May Not Be Feasible.

We incurred profits of $2,411,703 and $1,109,584 for the fiscal year ended December 31, 2003 and the three months ended March 31, 2004, respectively. We provided (used) cash in operations totaling $(3,328,726) and $378,835 for the fiscal year ended December 31, 2003 and the three months ended March 31, 2004, respectively. During the past year we have reduced our operating expenses by consolidating a number of our operations. It is unlikely we will be able to replicate this cost cutting strategy again. However, in order to maintain profitability, we must increase our revenues while continuing to control our expenses.

We are continuing to implement cost containment measures in an effort to reduce our cash consumption from operations, and we are working to increase sales of our services and products.

If adequate funds from operating activities are not available, we may be required to obtain funds through arrangements with strategic partners or others that may require us to issue securities ownership to them or relinquish rights to our assets. Even if near-term profitability can be achieved through cost-cutting, it will not be sustainable if the effect of cost-cutting is to impede future revenue growth.

If We Are Unable To Raise Capital In The Future, We May Be Unable To Fund Operating Cash Shortfalls.

Our future capital requirements will depend upon many factors, including sales and marketing efforts, the increase of our client base and the number of co-employees we offer our services to the development of new products and services and possible future strategic acquisitions. As of December 31, 2003 and March 31, 2004, we had working capital of $(5,709,142) and $(5,030,082), respectively, and accumulated earnings of $3,116,193 and $4,135,777, respectively. As of those dates, we had $432,414 and $1,537,199, respectively, in cash and cash equivalents and $20,906,147 and $30,342,479 respectively, of accounts receivable, net of allowance for doubtful accounts.

We believe that current and future available capital resources, including our Convertible Note with Laurus, will be adequate to fund our operations for the next twelve months. However, to the extent we are in need of any additional financing, it may not be available to us on acceptable terms, or at all. Our inability to obtain any needed financing could hinder our ability to fund our continued operations and our increased sales efforts that historically have contributed significantly to our competitiveness.

Any financing may cause significant dilution to existing stockholders. Any debt financing or other financing of securities senior to common stock likely will include financial and other covenants that will restrict our flexibility. At a minimum, we expect these covenants to include restrictions on our ability to pay dividends on our common stock.

Our Limited Operating History Makes It Difficult To Predict Our Future Success

We have only been offering human resource and related services for the past two and one-half years. As a result, we have limited operating history in this line of business. Therefore, our historical financial information is of limited value in projecting our future success in these markets.

The Voting Power of Your Investment and Our Earnings Per Share Would be Substantially Diluted if All or Significant Portions of the Convertible Note Were Converted Into Shares of Our Common Stock at Their Initial Fixed Conversion Prices.

As of April 15, 2004, the outstanding principal balances of $8,500,000 under the Convertible Note, was convertible by Laurus into up to 10,693,333 shares of our common stock, at an initial fixed conversion of $0.95 per share. At April 15, 2004, 9,547,811 shares of our common stock were issued and outstanding. If the 10,693,333 aggregate number of shares of common stock underlying the Laurus Notes had been issued and outstanding as of that date, disregarding conversion limitations described in the agreements, then Laurus would have beneficially owned approximately 52.83% of the 20,241,144 shares of common stock that would have been outstanding on April 15, 2004. In addition, if Laurus exercised the Warrant for 1,800,000 shares of our common stock at April 15, 2004, then Laurus would have beneficially owed approximately 57.68% of the 22,041,144shares of our common stock that would have been outstanding on that date. As a result, if the entire principal balance of the Convertible Note were converted at their initial fixed conversion prices, substantial dilution of the voting power of your investment and of our earnings per share would occur.

The Market Price of Our Common Stock and the Value of Your Investment Could Substantially Decline if All or Significant Portions of the Convertible Note was Converted into Shares of Our Common Stock and Resold into the Market, or if a Perception Exists That a Substantial Number of Shares Will be Issued Upon Conversion of the Laurus Notes and Then Resold into the Market.

If the conversion prices at which the Convertible Note is converted are lower than the price at which you made your investment, immediate dilution of the value of your investment will occur. In addition, sales of a substantial number of shares of common stock issued upon conversion of the Convertible Note, or even the perception that such sales could occur, could adversely affect the market price of our common stock, which would mean that the Convertible Note would be convertible into an increased number of shares of our common stock in cases where, as described elsewhere in these risk factors, the conversion price is based upon a discount from the closing price of our common stock. You could, therefore, experience a substantial decline in the value of your investment as a result of both the actual and potential conversion of the Convertible Note.

The Voting Power and Value of Your Investment Could Decline if the Convertible Note is Converted at a Reduced Price Due to Our Issuance of Lower-Priced Shares.

The $0.95 initial fixed conversion price of the Convertible Note is subject to downward anti-dilution adjustments. Adjustment of the fixed conversion price will occur proportionately as a result of stock splits, stock dividends or combination of shares or decreased to match the issuance of shares at a price less than the fixed conversion price.

The Market Price of Our Common Stock Could Substantially Decline and the Voting Power and Value of Your Investment Could be Subject to Additional Dilution if the Convertible Note is Converted . at Alternate Conversion Prices and Laurus Resells Those Shares into the Market.

If we have previously elected to pay all or a portion of a monthly payment in shares of our common stock and the average closing price of our common stock for the 10 trading days preceding the monthly payment date is less than $0.95, the monthly payment must be made in cash at the rate of 102% of the monthly payment. If Laurus sequentially converts portions of the Convertible Note into shares of our common stock at alternate conversion prices and resells those shares into the market, then the market price of our common stock could decline due to the additional shares available in the market, particularly in light of the relatively thin trading volume of our common stock. Consequently, if Laurus repeatedly converts portions of the Convertible Note at alternate conversion prices and then Laurus resells those underlying shares into the market, your investment could be substantially and materially diluted following conversion of the Convertible Note.

Contractual Limitations that Restrict Conversion of the Convertible Note and Exercise of the Warrant May Not Necessarily Prevent Substantial Dilution of the Voting Power and Value of Your Investment.

The contractual limitations that restrict conversion of the Convertible Note into, or the exercise of the Warrant for, shares of our common stock are limited in their application and effect and may not prevent substantial dilution of your investment. Laurus may not on any given date convert the Convertible Note if, and to the extent, that the conversion would result in the issuance of a number of shares of common stock with a dollar value that exceeds 25% of the aggregate dollar trading volume of our common stock during the preceding 5 trading days. However, Laurus may make a series of smaller conversions that do not exceed this limitation but that result in a decline in the market price of our common stock and a decline in the voting power and value of your investment, particularly if Laurus sequentially converts portions of the note into shares of our common stock and resells those shares into the market, as described elsewhere in these risk factors.

In addition, contractual 4.99% beneficial ownership limitations prohibit Laurus or us from converting the Convertible Note, and prohibit Laurus from exercising the Warrant, if and to the extent that the conversion would result in Laurus, together with its affiliates, beneficially owning more than 4.99% of our outstanding common stock. However, Laurus may void or waive this 4.99% limitation upon an event of default under the Note and can be waived by Laurus upon 75 days' advance notice to us. In addition, this 4.99% limitation does not prevent Laurus or us from converting the Note into, or exercising the Warrant for, shares of common stock and then reselling those shares in stages over time where Laurus and its affiliates to do not, at any given time, beneficially own shares in excess of the 4.99% limitation. Consequently, these limitations will not necessarily prevent substantial dilution of the voting power and value of your investment.

In addition, several quantitative listing standards for other stock exchanges require, among other things, that listed companies maintain a minimum bid price of $1.00. If our bid price falls and remains below $1.00 for at least 30 consecutive trading days, whether due to sequential conversions of the Convertible Note and or otherwise, we would not qualify for listing or such exchanges if we do not secure compliance with the bid price requirement.

If we are unable to secure such a listing this could inhibit, if not preclude, our ability to raise any needed additional working capital through equity offerings on acceptable terms.

If We are Unsuccessful in Achieving and Maintaining Compliance with Our Registration Obligations with Regard to the Convertible Note and the Warrant, We Will Incur Substantial Monetary Penalties.

The agreements we entered into in connection with our issuance of the Convertible Note require us to, among other things, register for resale the shares of common stock issued or issuable under the Convertible Note and maintain the effectiveness of the registration statements for an extended period of time. We are subject to liquidated damage assessments of 2% of the principal amount of the Convertible Note as to which the registration obligations relate for each month of non-compliance, subject to pro ration for partial months. If we are unable to obtain and maintain effectiveness of the required registration statements, then we may be required to pay liquidated damages, which would adversely affect our business, operating results, financial condition, and ability to service our other indebtedness by negatively impacting our cash flows.

Our Stock Price Has Been and May Continue to Be Volatile, Which Could Result in Substantial Losses for Investors Purchasing Shares of Our Common Stock.

The market prices of securities of small capitalization companies like ours, particularly companies, currently are highly volatile. The market price of our common stock has fluctuated significantly in the past. In fact, during the 52-week period ended May 21, 2004, the high and low sale prices of a share of our common stock were $1.45 and $0.75 respectively. Our market price may continue to exhibit significant fluctuations in response to a variety of factors, many of which are beyond our control. These factors include, among others, deviations in our results of operations from the estimates of securities analysts, changes in securities analysts' estimates of our financial performance, changes in market valuations of similar companies and stock market price and volume fluctuations generally. Additionally, it is likely that our quarter-to-quarter performance will be unpredictable and our stock price particularly volatile.

In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. Because of the volatility of the market price of our common stock, we may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources.

The Concentration of Ownership of Our Voting Stock Gives a Few Individuals Significant Control Over Important Policy Decisions and Could Delay or Prevent Changes in Control.

As of May 1, 2004, our principal shareholder, finance partner and risk manager, Midwest Merger LLC ("Midwest") beneficially owned approximately 74.5% of the issued and outstanding shares of our voting stock. As a result, Midwest has the ability to exert significant control over matters that could include the election of directors, changes in the size and composition of the board of directors, and mergers and other business combinations involving our company. In addition, through control of the board of directors and voting power, they may be able to control certain decisions, including decisions regarding the qualification and appointment of officers, dividend policy, access to capital (including borrowing from third-party lenders and the issuance of additional equity securities) and the acquisition or disposition of our assets. In addition, the concentration of voting power in the hands of those individuals could have the effect of delaying or preventing a change in control of our company, even if the change in control would benefit our stockholders. A perception in the investment community of an anti-takeover environment at our company could cause investors to value our stock lower than in the absence of such a perception.

Safe Harbor Statement.

Certain statements contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Registrant desires to avail itself of certain "safe harbor" provisions of the 1995 Reform Act and is therefore including this special note to enable it to do so. Forward-looking statements included in this Report on Form 10-KSB involve known and unknown risks, uncertainties, and other factors which could cause the Registrant's actual results, performance (financial or operating) or achievements to differ from the Registrant's best estimate of future results, performance (financial or operating) or achievements expressed or implied by such forward-looking statements. These risks include, but are not limited to, risks related to recently consummated acquisitions as well as future acquisitions, the Registrant's ability to increase its revenues and produce net income, effects of competition and technological changes, risks related to exposure to personal injury and workers' compensation claims, risks that the Registrant's insurers may not provide adequate coverage, risks associated with compliance with government regulations such as ERISA, state and local employment regulations and dependence upon key personnel.

The Registrant believes it is important to communicate its expectations to its investors. There may be events in the future, however, that the Registrant is not able to accurately predict or over which it has no control. The risk factors listed below, as well as any cautionary language in this report, provide examples of risks, uncertainties and events that may cause the Registrant's actual results to differ materially from the expectations it described in the Registrant's forward-looking statements. Before any investment is made in the Registrant's securities, awareness that the occurrence of any of the events described in the risk factors below, elsewhere in this report, and other events that the Registrant has not predicted or assessed could have a material adverse effect on the Registrant's earnings, financial condition or business. In such case, the price of the Registrant's securities could decline and any investor may lose all or part of the investor's investment.

SELLING SECURITY HOLDERS

Laurus, a selling security holder, may sell from time to time under this prospectus up to 13,370,000 shares of our common stock, which comprises of 2,250,000,800,000 shares of our common stock issuable upon exercise of the Warrant representing a good faith estimate of 125%% of the shares that may become issuable upon conversion of the principal, interest and fees on the Convertible Note at the fixed conversion price of $0.95 per share. We issued the Convertible Note to Laurus in a strategic financing transaction described above under the heading "Prospectus Summary - The Laurus Master Fund, Ltd. Strategic Financing."

The following table sets forth, to our knowledge, certain information about Laurus as of May 1, 2004. Beneficial ownership is determined in accordance with the rules of the Commission, and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a holder and the percentage ownership of that holder, shares of common stock subject to options or warrants or underlying convertible notes held by that holder that are currently exercisable or convertible or are exercisable or convertible within 60 days after the date of the table are deemed outstanding. To our knowledge, Laurus has sole voting and investment power with respect to all shares of common stock shown as beneficially owned by Laurus. Laurus Capital Management, LLC, a Delaware limited liability company, may be deemed a control person of the shares owned by Laurus. David Grin and Eugene Grin are the principals of Laurus Capital Management, LLC. The address for Messrs. David Grin and Eugene Grin is 825 Third Avenue, 14th Floor, New York, NY 10022.

Percentage of beneficial ownership is based on 9,547,811 shares of common stock issued and outstanding and/or issuable as of May 1, 2004.

SHARES OF COMMON STOCK			SHARES OF COMMON STOCK
BENEFICIALLY OWNED			BENEFICIALLY OWNED
PRIOR TO OFFERING			AFTER OFFERING (1)

SELLING SECURITY			SHARES OF COMMON
HOLDER	NUMBER	PERCENTAGE	STOCK BEING REGISTERED	NUMBER	PERCENTAGE

Laurus Master Fund, Ltd.	15,620,000	100%	15,620,000	0	0%

(1) The amount assumes the sale of all shares being offered under this prospectus.

(2) Includes of 125% of (i) 1,800,000 shares underlying the Warrant and (ii)
10,693,333shares representing the shares that may become issuable upon conversion of the principal of and interest on the Convertible Note at the fixed conversion price of $0.95 per share.

(3) As described above under the heading "Prospectus Summary - The Laurus Master Fund, Ltd.
Strategic Financing," Laurus has contractually agreed to restrict its ability to convert the Convertible Note or exercise the Warrant and receive shares of our common stock such that the number of shares of common stock held by it and its affiliates after such conversion or exercise does not exceed 4.99% of the then issued and outstandingshares of common stock. Laurus may waive or void this restriction upon the occurrence of an eventof default under the Convertible Note or upon 75 days' advance notice from Laurus to us. As of the date ofthe table, this restriction was effective.

(4) Includes 125% of 1,800,000 shares underlying the Warrant and 10,693,333 shares representingthe shares that may become issuable upon conversion of the principal, interest and fees on the ConvertibleNote at the fixed conversion price of $0.95 per share.

PLAN OF DISTRIBUTION

The selling security holder, Laurus and any of its their donees, pledgees, assignees and other successors-in-interest, may, from time to time, sell any or all of their shares of common stock being offered under this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales, which may include block transactions, may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling shares:

The sale price to the public may be: the market price prevailing at the time of sale; a price related to the prevailing market price; at negotiated prices; or a price a selling security holder determines from time to time.

Broker-dealers engaged by the selling security holders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) i amounts to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

Any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales. Commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Any broker-dealers or agents that are not deemed to be underwriters may not sell shares offered under this prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part.

•ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•block trades in which the broker-dealer will attempt to sell the shares as agent but may
•purchases by a broker-dealer as principal and resales by the broker-dealer for its own account;

•an exchange distribution in accordance with the rules of the applicable exchange;

•privately negotiated transactions;

•broker-dealers may agree with the selling security holders to sell a specified number of shares at a stipulated price per share;

•a combination of any of these methods of sale; or

•any other method permitted by applicable law, except that Laurus has agreed that it has not engaged and will not engage or cause, advise, ask or assist any person or entity, directly or indirectly, to engage, in short sales or our common stock, which are contracts for the sale of shares of stock that the seller does not own, or certificates which are not within the seller's control, so as to be available for delivery at the time when, under applicable rules, delivery must be made.

In the event sales are made to broker-dealers as principals, we would be required to file a post-effective amendment to the registration statement of which this prospectus is a part. In such post-effective amendment, we would be required to disclose the names of any participating broker-dealers and the compensation arrangements relating to such sales.

The selling security holders, alternatively, may sell all or any part of the shares offered under this prospectus through an underwriter. To our knowledge, the selling security holders have not entered into any agreement with a prospective underwriter, and we cannot assure you as to whether any such agreement will be entered into. If the selling security holders inform us that they have entered into such an agreement or agreements, any material details will be set forth in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part.

If Laurus transfers the Convertible Note or the Warrant prior to conversion or exercise, the transferee of those derivative securities may not sell the shares of common stock issuable upon conversion or exercise of those derivative securities under the terms of this prospectus unless we amend or supplement this prospectus to cover such sales. In addition, if any shares of common stock offered for sale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, then subsequent holders could not use this prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders.

For the period a holder holds the Convertible Note and/or the Warrant, the holder has the opportunity to profit from a rise in the market price of our common stock without assuming the risk of ownership of the shares of common stock issuable upon conversion or exercise of those derivative securities. The terms on which we could obtain additional capital during the period in which those derivative securities remain outstanding may be adversely affected. The holders of the derivative securities are most likely to voluntarily convert or exercise those derivative securities when the conversion price or exercise price is less than the market price for our common stock. However, we cannot assure you as to whether any of those derivative securities will be converted or exercised.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of our common stock offered by any of the selling security holders. The selling security holders will receive all proceeds directly.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 78.7502 of the Nevada Revised Statutes ("NRS") permits a corporation to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending or completed action, suit or proceeding if the officer or director acted in good faith and in a manner the officer or director reasonably believed to be in the best interests of the corporation and, if a criminal proceeding, had no reasonable cause to believe the act complained of was criminal.

NRS Section 78.747 provides that, except in certain specified instances, our directors shall not be personally liable to us or our stockholders for monetary damages for breach of their fiduciary duty as directors.

In addition, our bylaws obligate us to indemnify our directors and officers against expenses and other amounts reasonably incurred in connection with any proceeding arising from the fact that such person is or was an agent of ours. Our bylaws also authorize us to purchase and maintain insurance on behalf of any of our directors or officers against any liability asserted against that person in that capacity, whether or not we would have the power to indemnify that person under the provisions of the NRS.

To the extent that indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the provisions described above, we have been informed that in the opinion of the Commission, indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXPERTS

The consolidated financial statements of Certified Services. and subsidiaries as of March 31, 2004, and for the years ended December 31, 2003 and 2002, have been incorporated by reference herein and in the registration statement in reliance upon the report of Rosenberg Rich Baker Berman & Company, Bridgewater, New Jersey, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The legality of the securities offered under this prospectus will be passed upon for us by Levy & Boonshoft, P.C., New York, New York.

TRANSFER AGENT AND REGISTRAR

The stock transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company. Its telephone number is (212) 509-4000.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any document we file at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for information on the operation of the Public Reference Room. Our filings with the Commission are also available to the public at the Commission's Web site at http://www.sec.gov. Our common stock is quoted on the OTC Bulletin Board.

This prospectus is part of a registration statement on Form S-3 filed with the Commission under the Securities Act. This prospectus omits some of the information contained in the registration statement. You should refer to the registration statement for further information with respect to our company and the securities offered under this prospectus. Any statement contained in this prospectus concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed with the Commission is not necessarily complete, and in each case you should refer to the copy of the document filed for more complete information.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Commission allows us to incorporate by reference information we file with it, which means we can disclose important information to you by referring you to documents we have filed with the Commission. The information incorporated by reference is considered to be a part of this prospectus. We incorporate by reference the documents listed below and any future filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering covered by this prospectus:

Any statement in a document incorporated or deemed to be incorporated by reference in this prospectus is deemed to be modified or superseded to the extent that a statement contained in this prospectus, or in any other document we subsequently file with the Commission, modifies or supersedes that statement. If any statement is modified or superseded, it does not constitute a part of this prospectus, except as modified or superseded.

•Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 filed with the
Commission on May 21, 2004;

•Our Current Report on Form 8-K for April 15, 2004 filed with the Commission on April 23,
2004;

•Our Current Report on Form 8-K for April 7, 2004 filed with the Commission on April 14,
2004;

•Our Current Report on Form 8-K for January 12, 2004 filed with the Commission on
January 23, 2004;

•Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 filed with the Commission on March 30, 2004;

•Our Quarterly Report on Form 10-QSB for the quarter ended September 30, 2003 filed with the Commission on November 18, 2003;

•Our Current Report on Form 8-K for October 31, 2003 filed with the Commission on
November 5, 2003;

•Our Current Report on Form 8-K for October 9, 2003 filed with the Commission on
October 20, 2003;

•Amendment No. 1 to our Quarterly Report on Form 10-QSB for the quarter ended June 30,
2003, filed with the Commission on September 2, 2003;

•Our quarterly Report on Form 10-QSB for the quarter ended June 30, 2003 filed with the commission on August 15, 2003.

•The description of our common stock contained in our Form 10-SB dated September 8,
2000 filed with the Commission on September 13, 2000.

Notwithstanding the above, information that is "furnished to" the Commission shall not be deemed "filed with" the Commission and shall not be deemed incorporated by reference into this prospectus or the registration statement of which this prospectus is a part.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and phone number:

Certified Services, Inc. 5101 NW 21st. Avenue, Suite 350 Fort Lauderdale, Florida 33309 (954) 315-2300

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Expenses payable in connection with the distribution of the securities being registered (estimated except for the registration fee), all of which will be borne by the registrant, are as follows:

Securities and Exchange Commission registration fee	$2,078.01
Printing expense	$1,000.00
Legal fees and expenses	$10,000.00
Accounting fees	$10,000.00
Miscellaneous expenses	$500.00

Total	$23,578.01

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 78.7502 of the Nevada Revised Statutes ("NRS") permits a corporation to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending or completed action, suit or proceeding if the officer or director acted in good faith and in a manner the officer or director reasonably believed to be in the best interests of the corporation and, if a criminal proceeding, had no reasonable cause to believe the act complained of was criminal.

NRS Section 78.747 provides that, except in certain specified instances, a director of the registrant shall not be personally liable to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director.

In addition, the registrant's bylaws obligate the registrant to indemnify its directors and officers against expenses and other amounts reasonably incurred in connection with any proceeding arising from the fact that such person is or was an agent of the registrant. The registrant's bylaws also authorize the registrant to purchase and maintain insurance on behalf of any director or officer of the registrant against any liability asserted against such person in such capacity, whether or not the registrant would have the power to indemnify such person against such liability under the provisions of the NRS.

ITEM 16. EXHIBITS.

EXHIBIT NO.	DESCRIPTION

4.1	Securities Purchase Agreement dated April 15, 2004 by and between the Registrant and Laurus. (1)
4.2	Secured Convertible Term Note dated April 15, 2004 by and between the
Registrant and Laurus.(1)
4.3	Common Stock Purchase Warrant dated April 15, 2004 by and between the
Registrant and Laurus. (1)
4.4	Registration Rights Agreement dated April 15, 2004 by and between the Registrant and Laurus. (1)
4.5	Master Security Agreement dated April 15, 2004 by and among the Registrant, certain of its subsidiaries and Laurus. (1)
4.6	Subsidiary Guaranty dated April 15, 2004 between certain of the Registrant's subsidiaries and Laurus. (1)
4.7	Restricted Account Agreement dated April 15, 2004 between the Registrant and
Laurus. (1)
4.8	Restricted Account Side Letter dated April 15, 2004 by and between the Registrant and Laurus. (1)
4.9	Funds Escrow Agreement dated April 15, 2004 by and among the Registrant, Laurus and Dechert, LLP (1)
5.1	Opinion of Levy & Boonshoft, P.C.
23.1	Consent of Rosenberg, Rich, Baker, Berman & Company
23.2	Consent of Levy & Boonshoft, P.C. (contained in Exhibit 5.1)
24.1	Power of Attorney (contained on the signature page to the initial filing of this registration statement.)

(1) Filed as an exhibit to our current report on Form 8-K for April 15, 2004 that was filed with the
      Commission on April 23, 2004, and incorporated herein by reference.

ITEM 17. UNDERTAKINGS. The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii)	to include any additional or changed material information on the plan of distribution. Provided however, that paragraphs (1)(i) and (1)(ii) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) For determining liability under the Securities Act of 1933, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) That, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

POWER OF ATTORNEY

       Each of the undersigned hereby appoints Danny L. Pixler and Rick Steen, and each or either of them (with full power to act alone), as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and re-substitution for him or her and in his or name, place and stead, in any and all capacities, to sign and execute in the name of each such person who is then an officer or director of the registrant any and all amendments (including post-effective amendments) to this Registration Statement and any registration statement relating to the offering hereunder pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, pertaining to the registration of the securities covered hereby, granting unto said attorneys-in-fact and agents and each of them full power and authority to do and perform each and every act and thing required or necessary to be done as he or she might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents, or any of them, or a substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

       Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the following capacities on the dates indicated.

NAME	TITLE	DATE

/s/ Danny L. Pixler	Chairman of the Board, President,	June 22, 2004

Danny L. Pixler	Chief Executive Officer and Director
(principal executive officer)

/s/ Rick Steen	Acting Chief Financial Officer,	June 22, 2004
(principal financial officer)
Rick Steen

/s/ Eugene Weiss	Director	June 22, 2004

Eugene Weiss

/s/ Scott Zoppoth	Director	June 22, 2004

Scott Zoppoth

/s/ Ivan Dobrin	Director	June 22, 2004

Ivan Dobrin

/s/ Judson B. Wagenseller	Director	June 22, 2004
Judson B. Wagenseller

INDEX TO EXHIBITS FILED WITH THIS REGISTRATION STATEMENT

EXHIBIT NO.	DESCRIPTION

5.1	Opinion of Levy & Boonshoft, P.C.
23.1	Consent of Rosenberg, Rich, Baker, Berman & Company
23.2	Consent of Levy & Boonshoft, P.C. (contained in Exhibit 5.1)